Exhibit 99.1

ELBIT IMAGING ANNOUNCES UPDATE REGARDING THE AGREEMENT TO
SELL ITS HOLDINGS IN THE PROJECT INBANGALORE, INDIA

Tel Aviv, Israel, February 4, 2019, Elbit Imaging Ltd. (“EI” or the “Company”) (TASE, NASDAQ: EMITF) announced today, further to its press release dated December 13, 2018, regarding an agreement (the “Agreement”) signed by Elbit Plaza India Real Estate Holdings Limited(a subsidiary held by the Company (47.5%) and Plaza Centers N.V. (47.5%)) (“EPI”), for the sale of a 100% interest in a Special Purpose Vehicle which holds a site in Bangalore, India, to a local investor(the “Purchaser”) in consideration for approximately €43 million (the “Consideration”), that the Purchaser defaults on payments of approximately €1.86 million (Rs 15.25 Crore) that were supposed to be paid up to and include end of January 2019 according to the signed restated amendment agreement.

The Purchaser has mortgaged in favor of EPI approximately 8.7 acres of plots in Bangalore as collateral for completion of the transaction. Simultaneously, EPI is considering all legal measures available to it to protect its interest.

As of the date hereof, the Purchaser paid to EPI a total of approximately €9.1 million (Rs. 70.75 crore) on account of the Consideration, which EPI is entitled to forfeit if the Purchaser does not close the transaction as per the Agreement.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) medical industries through our indirect holdings in Insightec Ltd. and Gamida Cell Ltd.; (ii) land in India which is designated for sale (and which was initially designated for residential projects).

For Further Information:

Company Contact
Ron Hadassi
CEO and Chairman of the Board of Directors
Tel: +972-3-608-6048 Fax: +972-3-608-6050
ron@elbitimaging.com